COHEN & STEERS GLOBAL INCOME BUILDER, INC.
C/O COHEN & STEERS CAPITAL MANAGEMENT, INC.
280 PARK AVENUE
NEW YORK, NEW YORK 10017

October 15, 2007

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. Keith A. O’Connell, Esq.

Re:	Cohen & Steers Global Income Builder, Inc. (the "Fund") Registration Statement on Form N-2 (File Nos. 333-145189; 811-22057)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the effective date of the above-referenced Registration Statement to as soon as may be practicable on Wednesday, October 17, 2007.

The request of the representative of the underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated, for acceleration and certain information regarding distribution of the Preliminary Prospectus, dated October 15, 2007, will be delivered to you by separate letter.

Very truly yours,

COHEN & STEERS GLOBAL INCOME BUILDER, INC.

By:	/s/ Tina M. Payne Name: Tina M. Payne Title: Assistant Secretary

Global Markets & Investment Banking 4 World Financial Center — 5th Floor New York, New York 10080 212-449-6500

October 15, 2007

Mr. Keith O’Connell
Securities and Exchange Commission
101 F Street, N.E.
Washington, D.C. 20549

Re:	Cohen & Steers Global Income Builder, Inc. (the "Fund") Form N-2 Registration Statement No. 333-145189 Investment Company Act File No. 811-22057

Dear Mr. O’Connell:

          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we on behalf of the several underwriters, wish to advise you that the amended Registration Statement, Form N-2 as filed on October 15, 2007, and Preliminary Prospectus dated October 15, 2007, will be electronically distributed during the period October 15, 2007 through pricing on October 17, 2007 as follows: approximately 350 copies of the Preliminary Prospectus and a limited number of Registration Statements will be sent to underwriters, dealers and institutions.

          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the undersigned, on behalf of the underwriters of the offering of up to 3,600 preferred shares of the Fund, Series W7, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective on October 17, 2007, or as soon as possible thereafter.

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
          INCORPORATED

On behalf of the several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
          INCORPORATED

     /s/ Richard A. Diaz
Name: Richard A. Diaz
Authorized Signatory